UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number of Class of Securities)

Marcy N. Lynch

Senior Vice President, General Counsel and Corporate Secretary

Ruth’s Hospitality Group, Inc.

1030 W. Canton Avenue, Suite 100

Winter Park, FL 32789

(407) 333-7440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Kevin M. Frank

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 16, 2023.

The Schedule 14D-9 relates to the tender offer by Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Parent”), to purchase, subject to certain conditions, any and all of the shares at a price of $21.50 per share of outstanding common stock of the Company, par value $0.01 per share, net to the seller in cash, without interest thereon (but subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on May 16, 2023, by Purchaser and Parent (together with any amendments and supplements thereto). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Explanatory Note:

As previously disclosed, on May 19, 2023, Russell Wolfe, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wolfe v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04172 (the “Wolfe Complaint”). On May 22, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04253 (the “O’Dell Complaint”). On May 22, 2023, John Thompson, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Thompson v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04254 (the “Thompson Complaint”). On May 23, 2023, Robert Wilheim, a purported stockholder of the Company, filed a complaint in the United States District Court for the District of Delaware, captioned Wilheim v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-00562-UNA (the “Wilheim Complaint”). On May 24, 2023, Jacob Wheeler, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wheeler v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04354 (the “Wheeler Complaint”). On May 26, 2023, David Kaufman, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Kaufman v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04454 (the “Kaufman Complaint” and together with the Wolfe Complaint, the O’Dell Complaint, the Thompson Complaint, the Wilheim Complaint and the Wheeler Complaint, the “Complaints”).

The Company believes that the allegations in the Complaints lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make certain voluntary supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures, which also include certain clarifying supplemental disclosures unrelated to the Complaints, shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. For clarity, new text is highlighted with bold text and deleted text is highlighted with ~~strikethrough text~~.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 12 as follows:

On October 19 and 20, 2021, the Board of Directors held a regularly scheduled virtual meeting, which was attended by Company senior management and representatives of Boston Consulting Group, Inc. (“BCG”) and Jefferies LLC (“Jefferies”). The Board of Directors discussed the Company’s corporate strategy, opportunities and risks. Representatives of BCG, which was retained by the Company as a management consultant to assist with the Board’s analysis of the Company’s business and corporate strategy in light of BCG’s knowledge of the Company and its industry, presented on the Company’s market position and potential value creation opportunities and associated challenges, focusing specifically on the negative impact of the Company’s lack of scale and resources on its valuation and ability to compete effectively. BCG was not engaged with respect to a specific strategic transaction. The Board of Directors considered whether it may be an appropriate time to explore strategic options to address the potential value creation opportunities and challenges and determined that Jefferies should do preliminary analyses and the Board of Directors should discuss it further at the next meeting of the Board of Directors to be held in December 2021.

By adding the bold text and deleting the strikethrough to the below paragraph under the section titled “Background of the Offer and Merger” on page 14 as follows:

Thereafter on January 19, 2022, the Company entered into a confidentiality agreement with Darden. The confidentiality agreement contained a customary standstill provision that included a “don’t ask, don’t waive” provision, but had exceptions permitting~~ted~~ Darden to make confidential acquisition proposals to the Company at any time, as well as to make acquisition proposals ~~at any time~~ after the Company entered into a definitive agreement with a third party providing for a change of control transaction of the Company. After entry into the confidentiality agreement, Darden and its representatives were provided access to select business diligence information to facilitate a proposal.

By adding the bold text deleting the strikethrough text to the below paragraph under the section titled “Background of the Offer and Merger” on page 15 as follows:

Thereafter on March 7, 2022, the Company entered into a confidentiality agreement with Party G to facilitate further discussion. The confidentiality agreement contained a customary standstill provision that included a “don’t ask, don’t waive” provision, but had exceptions permitting~~s~~ Party G to make confidential acquisition proposals to the Company at any time, as well as to make acquisition proposals after the Company’s entry into a definitive agreement with a third party providing for a change of control transaction of the Company, such as the Merger Agreement. After entry into the confidentiality agreement, Party G and its representatives were provided with a Company overview presentation. Party G subsequently communicated to representatives of Jefferies that it was no longer interested in exploring a potential acquisition of the Company at such time.

By adding the bold text and deleting the strikethrough text to the below paragraph under the section titled “Background of the Offer and Merger” on page 18 as follows:

On March 8, 2023, the Company entered into a new confidentiality agreement with Darden to facilitate further discussion, substantially on the same terms as the prior confidentiality agreement entered into on January 19, 2022. The confidentiality agreement contained a customary standstill provision that included a “don’t ask, don’t waive” provision, but had exceptions permitting confidential acquisition proposals to the Company at any time, as well as ~~that permitted Darden~~ to make acquisition proposals ~~at any time~~ after the Company entered into a definitive agreement with a third party providing for a change of control transaction of the Company.

By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 19 as follows:

On March 29, 2023, Darden submitted a letter to the Company setting forth a non-binding indication of interest to acquire the Company for $21.00 per share in cash (the “March 29 Proposal”). The proposed purchase price per share in the March 29 Proposal represented a premium of approximately 29% to the closing price of the Company’s common stock on March 29, 2023. The March 29 Proposal did not include reference to any post-closing arrangement, treatment of equity awards or other employment or retention matters with respect to the Company’s employees.

By adding the bold text to the below chart under the section titled “Certain Unaudited Prospective Financial Information” on page 28 as follows:

($ in millions)	2023E	2024E	2025E	2026E	2027E
Total Revenue	$551.6	$592.3	$635.2	$679.2	$724.3
Adjusted EBITDA (1)	$83.1	$93.1	$104.9	$117.3	$129.2
Less: Capex	$(47.8)	$(47.0)	$(47.2)	$(47.5)	$(47.5)
Less/Plus: (Inc) / Dec in NWC	$24.5	$0	$0	$0	$0
Free Cash Flow (2)	$59.8	$46.2	$57.7	$69.9	$81.7

By adding the bold text and deleting the strikethrough text to the below paragraphs under the section titled “Selected Public Companies Analysis” on page 33 as follows:

Jefferies reviewed publicly available financial, stock market and operating information of the Company and ~~the following~~ twelve selected publicly traded full-service restaurant companies that Jefferies considered generally relevant for purposes of its analysis, which are collectively referred to as the “selected companies.

~~The selected companies reviewed included the following:~~

~~Small Cap Full-Service Restaurants~~

•	~~BJ’s Restaurants, Inc.~~

•	~~Chuy’s Holdings, Inc.~~

•	~~First Watch Restaurant Group, Inc.~~

•	~~Red Robin Gourmet Burgers, Inc.~~

•	~~The ONE Group Hospitality, Inc.~~

~~Large/Mid Cap Full-Service Restaurants~~

•	~~Darden Restaurants, Inc.~~

•	~~Texas Roadhouse, Inc.~~

•	~~Cracker Barrel Old Country Store, Inc.~~

•	~~The Cheesecake Factory Incorporated~~

•	~~Bloomin’ Brands, Inc.~~

•	~~Brinker International, Inc.~~

•	~~Dave & Buster’s Entertainment, Inc.~~

Jefferies reviewed, among other information and to the extent publicly available, enterprise values (“EVs”) of the selected companies, calculated as fully diluted equity values based on closing stock prices on May 1, 2023, plus total debt, preferred equity and non-controlling interests, minus cash and cash equivalents, as a multiple of each such company’s estimated earnings before interest, taxes, depreciation and amortization, including stock-based compensation expense and pre-opening expenses (“EBITDA”), for the fiscal years 2023 and 2024, which we refer to as FY 2023E and FY 2024E, respectively. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The selected companies and the financial data reviewed included the following:

Selected Public Companies Analysis

Company	Enterprise Value / FY 2023E EBITDA	Enterprise Value / FY 2024E EBITDA
Small Cap Full-Service Restaurants
BJ’s Restaurants, Inc.	8.5x	7.3x
Chuy’s Holdings, Inc.	10.5x	9.5x
First Watch Restaurant Group, Inc.	14.2x	12.8x
Red Robin Gourmet Burgers, Inc.	5.8x	4.9x
The ONE Group Hospitality, Inc.	5.5x	4.4x
Large/Mid Cap Full-Service Restaurants
Bloomin’ Brands, Inc.	4.8x	4.6x
Brinker International, Inc.	7.2x	6.5x
Cracker Barrel Old Country Store, Inc.	9.5x	8.7x
Darden Restaurants, Inc.	11.5x	10.7x
Dave & Buster’s Entertainment, Inc.	5.4x	5.0x
Texas Roadhouse, Inc.	14.2x	12.4x
The Cheesecake Factory Incorporated	8.5x	7.4x

By adding the bold and deleting the strikethrough text to the below paragraphs under the section titled “Selected Transactions Analysis” on page 34 as follows:

Jefferies reviewed publicly available financial, stock market and operating information of the Company and ~~the following~~ eighteen historical M&A transactions, announced since May 2012, involving publicly traded full-service restaurant companies that have financial and operating characteristics that Jefferies, in its professional judgment, considered generally relevant for purposes of its analysis, which are collectively referred to as the “selected transactions.” The selected transactions considered and the month and year each selected transaction was announced were as follows:

~~Selected Transactions~~

~~Date Announced~~	~~Target~~	~~Acquiror~~
~~May 2012~~	~~Fogo de Chao~~	~~Thomas H. Lee Partners~~
~~July 2012~~	~~Yard House USA~~	~~Darden Restaurants, Inc.~~
~~January 2014~~	~~CEC Entertainment~~	~~Apollo Global Management~~
~~May 2014~~	~~Red Lobster~~	~~Golden Gate Capital~~
~~May 2015~~	~~Frisch’s Restaurants~~	~~NRD Capital~~
~~January 2017~~	~~Bob Evans Restaurants~~	~~Golden Gate Capital~~
~~March 2017~~	~~Cheddar’s Scratch Kitchen~~	~~Darden Restaurants, Inc.~~
~~October 2017~~	~~Ruby Tuesday~~	~~NRD Capital~~
~~November 2017~~	~~Buffalo Wild Wings~~	~~Inspire Brands~~
~~February 2018~~	~~Fogo de Chao~~	~~Rhone~~
~~May 2018~~	~~Barteca Restaurant Group~~	~~Del Frisco’s Restaurant Group~~
~~June 2019~~	~~Del Frisco’s Restaurant Group~~	~~L. Catterton~~
~~July 2021~~	~~J. Alexander’s Holdings~~	~~SPB Hospitality~~
~~September 2021~~	~~Twin Peaks~~	~~FAT Brands~~
~~April 2022~~	~~Main Event~~	~~Dave & Buster’s Entertainment~~
~~May 2022~~	~~Keke’s Breakfast Café~~	~~Denny’s Corporation~~

~~August 2022~~	~~BBQ Holdings~~	~~MTY Food Group~~
~~March 2023~~	~~Firebirds Wood Fired Grill~~	~~Garnett Station Partners~~

Jefferies reviewed transaction values of the selected transactions as a multiple of such target company’s latest twelve months (“LTM”) Adjusted EBITDA. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of the Company was based on the Projections.

The selected transactions and the financial data reviewed included the following:

Selected Transactions Analysis

Announcement Date	Target	Acquiror	Enterprise Value / LTM Adjusted EBITDA
May 2012	Fogo de Chao, Inc.	Thomas H. Lee Partners, L.P.	8.7x
July 2012	Yard House USA, Inc.	Darden Restaurants, Inc.	13.3x	(1)
January 2014	CEC Entertainment, Inc.	Apollo Global Management, LLC	7.9x
May 2014	Red Lobster	Golden Gate Capital	9.2x	(2)
May 2015	Frisch’s Restaurants, Inc.	NRD Partners I, L.P.	7.4x
January 2017	Bob Evans Restaurants	Golden Gate Capital	8.0x
March 2017	Cheddar’s Scratch Kitchen	Darden Restaurants, Inc.	10.4x	(3)
October 2017	Ruby Tuesday, Inc.	NRD Capital	7.5x
November 2017	Buffalo Wild Wings	Inspire Brands (Arby’s Restaurant Group)	10.9x
February 2018	Fogo de Chao, Inc.	Rhone Capital	10.6x
May 2018	Barteca Restaurant Group	Del Frisco’s Restaurant Group Inc.	18.0x
June 2019	Del Frisco’s Restaurant Group, Inc.	L. Catterton	12.0x	(4)
July 2021	J. Alexander’s Holdings, Inc.	SPB Hospitality	8.8x	(5)
September 2021	Twin Peaks	FAT Brands	10.0x
April 2022	Main Event	Dave & Buster’s Entertainment, Inc.	9.0x
May 2022	Keke’s Breakfast Café	Denny’s Corporation	12.0x
August 2022	BBQ Holdings	MTY Food Group Inc.	7.5x
March 2023	Firebirds Wood Fired Grill	Garnett Station Partners, LLC	N/A

“N/A” means not available.

(1)

Represents multiple of annualized Yard House Fiscal 2013 EBITDA for Darden Restaurants, Inc.’s fiscal year ending May 2013 per investor presentation. Price implies 20.2x 2011 EBITDA multiple. No LTM information available.

(2)	Pro forma for $1.5 billion sale-leaseback transaction completed in conjunction with Golden Gate Capital’s acquisition of Red Lobster, resulting in pro forma multiple of 4.1x.

(3)

Multiple net of $30 million of estimated tax benefits per the transaction press release. Pro forma for announced $20 million to $25 million of annualized pre-tax run rate synergies expected to be realized by fiscal 2019, implied pro forma multiple of 7.9x.

(4)

18.7x implied multiple based on LTM Q2 2019 Adjusted EBITDA of $34.6 million as disclosed in Del Frisco’s Restaurant Group, Inc. proxy statement. 12.0x multiple of 2019E Adj. EBITDA of $54.3 million as disclosed in Del Frisco’s Restaurant Group, Inc. proxy statement.

(5)	Represents multiple of 2021E EBITDA per J. Alexander’s Holdings, Inc. 2022 Proxy Statement.

By adding the bold text to the below paragraph under the section titled “Discounted Cash Flow Analysis” on page 35 as follows:

Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the stand-alone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar years ending December 31, 2023, through December 31, 2027, based on the Projections. The terminal values of the Company were calculated by applying a selected range of perpetuity growth rates of 2% to 4% to the Company’s estimated unlevered free cash flows for the calendar year ending December 31, 2027 (including normalized levels of capital expenditures, working capital and depreciation and amortization), based on the Projections. The present values of the unlevered free cash flows and terminal values were then calculated using a selected discount rate range of 14.25% to 16.75%, based on an estimate of the Company’s weighted average cost of capital, to determine a range of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt as of December 31, 2022, of $7 million, as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted Shares outstanding of 33.231 million as provided by Company management as of May 1, 2023, to calculate a range of implied per Share equity values for the Company. This analysis indicated a reference range of implied per Share equity values of $14.50 to $20.75 per share, as compared to the Offer Price of $21.50 per share.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUTH’S HOSPITALITY GROUP, INC.

	By:	/s/ Kristy Chipman
	Name:	Kristy Chipman
	Title:	Executive VP, Chief Financial Officer and Chief Operating Officer

Dated: June 2, 2023